EXHIBIT 2.1

ASSET PURCHASE AGREEMENT

THIS AGREEMENT (this “Agreement”) is made as of April 29, 2014, by and among Radioio, Inc., a Nevada corporation with a place of business at 475 Park Avenue South, 4th Floor, New York, New York 10016 (the “Buyer”) and Crowdstream, Inc., a Delaware corporation with a place of business at 65 Washington Street, 2D, Brooklyn, New York 11201 (the “Seller”).

WHEREAS, the Seller is in the mobile application business (the “Business”); and

WHEREAS, the Buyer desires to purchase from the Seller, and the Seller desires to sell to the Buyer, substantially all of the assets of the Seller used in the conduct of the Business, as expressly provided in this Agreement;

NOW, THEREFORE, in consideration of the above premises and of the mutual representations, warranties and covenants contained in this Agreement, the Buyer and the Seller agree as follows:

ARTICLE I

TRANSFER OF ASSETS

1.1           Transfer of Assets.  On the terms and subject to the conditions in this Agreement, the Seller shall sell, transfer, assign, convey and deliver to the Buyer, and the Buyer will purchase from the Seller, free and clear of any claims, liens or encumbrances, all of the Seller’s right, title and interest in, to and under the following assets of the Seller related to the mobile application known as Crowdstream (collectively, the “Purchased Assets”):

(a)   all software programs and code of every kind and nature, including, without limitation, operating systems and application programs, that are listed on Schedule 1.1(a);

(b)           all foreign and domestic trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, Internet domain names, logos, symbols, trade dress, assumed names, fictitious names, trade names, and other indicia of origin, all applications and registrations for all of the foregoing, and all goodwill associated therewith and symbolized thereby, including, without limitation, all extensions, modifications and renewals of same, that are listed on Schedule 1.1(b), including the name “Crowdstream”;

(c)           all user lists of the Seller and all documents, files and records with respect to such lists, with the email addresses and physical addresses (where available);

(d)           all contracts, agreements, and licenses of the Seller that are listed on Schedule 1.1(d), to the extent assignable by law;

(e)           all Facebook, Twitter and other social media accounts of the Seller that are listed on Schedule 1.1(e);

(f)           all goodwill relating to the Business; and

(g)           all other assets associated with or used in the operation of the Business, that are not identified as Excluded Assets in Section 1.4, regardless of whether such assets have or have not been listed on a schedule to this Agreement.

1.2           Further Assurances.  After the Closing, each of the parties, upon the request of another party, will from time to time do, execute, acknowledge and deliver, all such further acts, deeds, assignments, transfers, conveyances, and assurances as may be reasonably required to carry out the purposes of this Agreement.

1.3           Assumption of Liabilities.  The Buyer shall not assume, or be responsible or liable with respect to, any liabilities and obligations of the Seller whether or not relating to the Business, whether fixed, contingent or otherwise, and whether known or unknown which arise on or prior to the Closing.  Seller shall be responsible for any tax liabilities which arise prior to or after the Closing with respect to Seller’s receipt of the Purchase Price.

1.4   Excluded Assets.  Notwithstanding anything to the contrary contained herein, the Purchased Assets acquired by the Buyer hereunder shall specifically exclude (a) any equity interests of the Seller, (b) the corporate records of the Seller, (c) all foreign, federal, state or local tax refunds and tax refund claims relating to periods prior to the Closing (as hereinafter defined), (d) all cash and cash equivalents of the Seller, (e) all accounts receivable of the Seller, and (f) all assets set forth on Schedule 1.4 hereto.

ARTICLE II

PAYMENT OF PURCHASE PRICE AND OTHER PAYMENTS

2.1           Purchase Price for Purchased Assets.  In exchange for the Purchased Assets and as consideration for the other agreements and items set forth herein, the Buyer shall pay the Seller the following consideration (the “Purchase Price”):

2.1.1        A number of newly issued shares of the Buyer’s common stock, par value $.001 per share (“Common Stock”), with an aggregate market value of sixty thousand dollars ($60,000) based on the average of the closing prices of the Common Stock on the OTC Bulletin Board for the five (5) trading days prior to the Closing Date (as hereinafter defined), shall be delivered by the Buyer to the Seller at the Closing (as hereinafter defined).

2.1.2        The amount of twenty-five thousand dollars ($25,000) shall be paid by the Buyer to the Seller via check or wire transfer at the Closing.

2.1.3        The amount of twenty-five thousand dollars ($25,000) shall be paid by the Buyer to the Seller via check or wire transfer on or before one hundred eighty (180) days after the Closing Date.  Failure by the Buyer to pay the amount described in this Section 2.1.3 in the time described herein, subject to notice by the Seller and a ten (10) business day period to cure such failure, shall render this Agreement null and void ab initio, in which event (i) the Buyer shall immediately return all of the Purchased Assets to the Seller and (ii) the Seller shall immediately return, or cause the return of, the shares of Common Stock described in Section 2.1.1 to the Buyer.  In such event, the Buyer agrees to sign any documents reasonably necessary to effectuate the return of all of the Purchased Assets, including, without limitation a quit claim agreement with respect to the Purchased Assets.

2.2           Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at 10:00 a.m. local time on the date hereof, or such other date as the parties may mutually determine, subject to the satisfaction or waiver of all conditions to the obligations of the parties under this Agreement (the “Closing Date”).

2.3           Allocation of Purchase Price.  The Buyer and the Seller will allocate the Purchase Price among the Purchased Assets in accordance with Section 1060 of the Internal Revenue Code of 1986, as amended, as mutually agreed to by the Buyer and the Seller and their respective tax advisors.

2.4           Amendment to Seller’s Certificate of Incorporation.  Contemporaneously with the Closing, the Seller shall amend its certificate of incorporation to change its corporate name to a name other than “Crowdstream” or any name confusingly similar to same.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller represents and warrants as follows:

3.1           Organization and Standing.  The Seller is a corporation duly organized, validly existing and in good standing under the laws of the state of Delaware.  The Seller has, and at all times since its incorporation had, full power and authority to carry on the Business as and where now and heretofore conducted and to own, lease and operate the Purchased Assets at and where now owned, leased and operated by it.

3.2           Stockholders.  Brian Bason and Christian Brucculeri collectively own one hundred percent (100%) of the outstanding shares of capital stock of the Seller, and the Seller has not issued nor has outstanding any other equity securities other than as described on Schedule 3.2.

3.3           No Subsidiaries of Joint Ventures.  The Seller has no subsidiaries and does not own an interest in any partnership, limited liability company, joint venture or other entity.

3.4            Authority; Consents.  The execution, delivery and consummation of this Agreement by the Seller has been duly authorized by the board of directors of the Seller in accordance with all applicable laws and the organizational documents of the Seller, and no further corporate action is necessary on the part of the Seller or its board of directors to make this Agreement valid and binding on the Seller and enforceable against the Seller in accordance with its terms.

3.5           Binding Agreement.  This Agreement has been duly executed and delivered by the Seller and constitutes the valid and binding agreement of the Seller, enforceable against the Seller in accordance with its terms, subject to applicable bankruptcy, insolvency and other similar laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies.

3.6           Title to and Condition of Purchased Assets.  The Seller has good and marketable title to all of the Purchased Assets being transferred under this Agreement.  All of the Purchased Assets as of the Closing will be owned and transferred by the Seller, free from all liens, attachments, debts, liabilities or any encumbrance whatever.

3.7          Absence of Undisclosed Liabilities.  The Seller has not become obligated for, nor has any of the Purchased Assets or any of the Seller’s assets or properties with respect to the Business become subject to, any material liabilities or material adverse claims or obligations, absolute or contingent.

3.8           Intellectual Property.  The Seller does not own any Intellectual Property (as hereafter defined) except for the Intellectual Property set forth on Schedule 1.1(a), Schedule 1.1(b) and Schedule 1.1(e).  The Seller has good and valid title to, or otherwise possesses the rights to use, free and clear of any and all liens, pledges, mortgages, security interests, charges, restrictions (other than as set forth on Schedule 3.8), adverse claims against specific property or other encumbrances of any kind or nature whatsoever, all Intellectual Property set forth on Schedule 1.1(a), Schedule 1.1(b) and Schedule 1.1(e).  To the knowledge of the Seller, there is no infringement or other violation by third parties of any Intellectual Property.  There is no pending or, threatened action, suit, proceeding or claim against the Seller (a) challenging the Seller’s rights in or to any Intellectual Property; (b) challenging the validity, enforceability or scope of any Intellectual Property and, to the knowledge of the Seller, there is no basis for such an action, suit, proceeding or claim; and (c) that the Seller infringed or otherwise violated any patent, trademark, copyright, trade secret or other intellectual property rights of others and, to the knowledge of the Seller, there is no basis for such an action, suit, proceeding or claim.  For the purposes of this Agreement, “Intellectual Property” means all (i) trademarks, tradenames, service marks, icons, logos, slogans, and any other trade rights or indicia of source or sponsorship of goods, whether or not registered, and all pending applications for any such registrations, (ii) copyrights, copyrightable materials or pending applications therefore, (iii) trade secrets, (iv) inventions, discoveries, designs and drawings, (v) computer software, (vi) patents and patent applications, (vii) domain names, domain name registrations and social media accounts owned, licensed or otherwise used by the Seller in the conduct of the Business.

3.9           Litigation.  There are no judicial or administrative actions, suits, proceedings or investigations pending or, to the knowledge of the Seller, threatened against the Seller.  To the knowledge of the Seller, there are no claims against the Seller that might result in any material adverse change in the condition (financial or otherwise) of the properties, assets, business or operations of the Seller which might materially adversely interfere with any part of the Business, or that question the validity of this Agreement or of any action taken or to be taken pursuant to or in connection with the provisions of this Agreement, nor, to the knowledge of the Seller, is there any basis for any such claim, action, suit, proceeding, inquiry, hearing or investigation.  The Seller has received no notices of any citations, fines or penalties heretofore assessed against the Seller under any federal, state or local law, regulation or ordinance, and the Seller has not received any notices of any citations, fines or penalties which have been assessed or, to the knowledge of the Seller, threatened within the two (2) years preceding the date hereof, or are now being threatened, nor has the Seller received any notices of any administrative actions, suits, proceedings or investigations with respect to such matters which are pending against the Business or any of the Purchased Assets.

3.10          Taxes.  The Seller has timely filed (other than as set forth on Schedule 3.10) or caused to be filed all federal income, state or other tax returns that it is required to file, and paid all taxes required to be paid by it in connection with the operation of the Business.

3.11          No Conflicts.  The execution and delivery of this Agreement will not conflict with, or result in the breach of, any of the terms, conditions, or provisions of any agreement or instrument to which the Seller is a party or by which it is or may be bound, or constitute an imposition of any lien, charge, or encumbrance of any nature whatsoever upon any of the assets of the Seller being purchased by the Buyer.

3.12          No Default.  The Seller is not in violation or breach of or in default under, and no conditions exist that, with the giving of notice or the lapse of time or both, would constitute a default under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which the Seller is a party or by which it or any of its properties or assets may be bound.

3.13         Governmental Filings; No Violations.  No notices, reports or other filings are required to be made by the Seller, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Seller, from any governmental or regulatory authority, court, agency, commission, body or other governmental entity (“Governmental Entity”), in connection with the execution and delivery of this Agreement by the Seller and the consummation by the Seller of the transactions contemplated hereby.

3.14         Compliance with Laws.  The Business of the Seller has not been, and is not being, conducted in violation of any law, statute, ordinance, regulation, judgment, order, injunction, arbitration award, license or permit of any Governmental Entity (collectively, “Laws”).  No investigation or review by any Governmental Entity with respect to the Seller is pending or, to the actual knowledge of the Seller, threatened, nor has any Governmental Entity indicated an intention to conduct the same.  The Seller has not received any written notice of any noncompliance with any such Laws that has not been cured as of the date hereof.  The Seller has all permits, licenses, variances, exemptions, orders and other governmental authorizations, consents and approvals, necessary to conduct the Business.

3.15         No Broker or Finders.  Neither the Seller, nor any of the officers, directors or employees of the Seller, has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders fees in connection with the transactions contemplated by this Agreement.

3.16         The Seller understands that the shares of Common Stock described in Section 2.1.1 have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and that they will be “restricted securities” and must be held until there has been compliance with the registration requirements of the Securities Act and applicable state securities laws, except as permitted under certain exemptions to such requirements contained in the Securities Act and the rules and regulations promulgated thereunder.  The Seller will not offer, sell, pledge, hypothecate, or otherwise transfer or dispose any of the shares of Common Stock unless such offer, sale, pledge, hypothecation or other transfer or disposition is registered under the Securities Act or exempt from the registration requirements thereof.

3.17         The Seller is acquiring the shares of Common Stock described in Section 2.1.1 for its own account and not with a view to or for sale in connection with any distribution thereof.

3.18         The Seller understands that a legend will be placed on the certificate evidencing the shares of Common Stock described in Section 2.1.1 stating that such shares of Common Stock have not been registered under the Securities Act and setting forth or referring to the restrictions on transferability and sale thereof.

3.19         The Seller has had a full and complete opportunity to inquire and examine all information deemed by it to be relevant and material to make an informed decision about the transactions contemplated in this Agreement and the issuance of the shares of Common Stock described in Section 2.1.1.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer represents and warrants as follows:

4.1           Organization and Standing.  The Buyer is a corporation duly organized, validly existing and in good standing under the laws of the state of Nevada.

4.2           Authority; Consents.  The execution, delivery and consummation of this Agreement by the Buyer has been duly authorized by the board of directors of the Buyer in accordance with all applicable laws and the Amended and Restated By-laws of the Buyer, and no further action is necessary on the part of the Buyer or its board of directors or officers to make this Agreement valid and binding on the Buyer and enforceable against the Buyer in accordance with its terms.

4.3           No Conflicts.  The execution and delivery of this Agreement will not conflict with, or result in the breach of, any of the terms, conditions, or provisions of any agreement or instrument to which the Buyer is a party or by which it is or may be bound.

4.4           Binding Agreement.  This Agreement has been duly executed and delivered by the Buyer and constitutes the valid and binding agreement of the Buyer, enforceable against the Buyer in accordance with its terms, subject to applicable bankruptcy, insolvency and other similar laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies.

ARTICLE V

CONDITIONS TO CLOSING

5.1           Conditions to the Buyer’s Obligation to Close. The obligation of the Buyer to consummate the transactions to be performed by it in connection with the Closing are subject to satisfaction of the following conditions, any of which may be waived in writing by the Buyer:

(a)            Delivery of the independent contractor agreement between the Buyer and Brian Bason in the form attached hereto as Exhibit A, duly executed by Brian Bason;

(b)           Certified copies of the resolutions of the board of directors and the stockholders of the Seller authorizing and approving this Agreement and all other transactions and agreements contemplated hereby;

(c)            A bill of sale transferring the Purchased Assets to the Buyer, free and clear of any and all liens, equities, claims, prior assignments, mortgages, charges, security interests, pledges, restrictions or encumbrances whatsoever (the “Liens”);

(d)           Amendment of the Seller’s certificate of incorporation pursuant to Section 2.4 hereof, contemporaneously with the Closing;

(e)           Certificate of Good Standing of the Seller from the Secretary of State of the state of Delaware; and

(f)            Such other bills of sale, endorsements, assignments, affidavits, and other good and sufficient instruments of sale, assignment, conveyance and transfer, in form and substance reasonably satisfactory to the Buyer and its counsel, as the parties determine, prior to Closing, are required to effectively vest in the Buyer all of the Seller’s right, title and interest in and to all of the Purchased Assets, free and clear of any and all Liens.

5.2           Conditions to the Seller’s Obligations to Close. The obligations of the Seller to consummate the transactions to be performed by them in connection with the Closing are subject to satisfaction of the following conditions, any of which may be waived in writing by the Seller:

(a)           Delivery of the independent contractor agreement between the Buyer and Brian Bason in the form attached hereto as Exhibit A, duly executed by the Buyer;

(b)           Certified copies of the resolutions of the board of directors of the Buyer authorizing and approving this Agreement and all other transactions and agreements contemplated hereby;

(c)           Delivery of the shares of Common Stock contemplated in Section 2.1.1 of this Agreement;

(d)           Delivery of the twenty-five thousand dollar ($25,000) cash payment contemplated in Section 2.1.2 of this Agreement; and

(e)            Such other instruments of sale, assignment, conveyance and transfer, in form and substance reasonably satisfactory to the Seller and its counsel, as the parties determine are required to effectuate the foregoing transactions.

ARTICLE VI

ASSIGNMENT, THIRD PARTIES, BINDING EFFECT

The rights under this Agreement are not assignable nor are the duties delegable by a party without the written consent of each of the other parties first having been obtained, and any attempted assignment or delegation without such consents will be null and void.  Nothing contained in this Agreement is intended to convey upon any person or entity, other than the parties and their successors in interest and permitted assigns, any rights or remedies under or by reason of this Agreement unless expressly stated.  All covenants, agreements, representations and warranties of the parties contained in this Agreement are binding on and will inure to the benefit of the Buyer, the Seller and their respective successors and permitted assigns.

ARTICLE VII

NOTICES

All notices, requests, demands and other communications under this Agreement must be in writing and will be deemed duly given, unless otherwise expressly indicated to the contrary in this Agreement, (i) three (3) days after having been deposited in the United States mail, certified or registered, return receipt requested, postage prepaid, or (ii) one (1) business day after having been dispatched by a nationally recognized overnight courier service (such as Federal Express), addressed to the parties or their permitted assigns at the following addresses (or at such other address or number as is given in writing by either party to the other) as follows:

To the Buyer:	Radioio, Inc. 475 Park Avenue South, 4th Floor New York, New York 10016 Attn: Chief Executive Officer

With a copy to:	Giordano, Halleran & Ciesla, P.C. 125 Half Mile Road, Suite 300 Red Bank, New Jersey Attn: Paul T. Colella, Esq.

To the Seller:	Crowdstream, Inc. 65 Washington Street, 2D Brooklyn, New York 11201 Attn: Christian Brucculeri

With a copy to:	Selverne & Co, PLLC 83 Riverside Drive New York, New York 10024 Attn: Amy Bason, Esq.

ARTICLE VIII

SURVIVAL OF REPRESENTATIONS AND WARRANTIES; INDEMNIFICATION

8.1           Survival of Representations and Warranties.  Notwithstanding the Closing of the transactions contemplated under this Agreement, the representations, warranties, and covenants of the parties contained in this Agreement or in any schedule or exhibit hereto or in any document, agreement, instrument, paper, or certificate executed and delivered in connection with the transactions contemplated hereby, will survive the Closing.

8.2           Indemnification by Seller.  The Seller shall indemnify and hold harmless the Buyer and its stockholders, officers, directors, employees and agents from any and all third party costs, expenses, losses, damages and liabilities incurred or suffered by any of them (including, without limitation, reasonable attorneys’ fees, costs and expenses) resulting from or attributable to (a) the breach of any one or more of the representations, warranties, or covenants of the Seller made in or pursuant to this Agreement in any material respect, (b) any claims, demands, suits, investigations, proceedings or actions by any third party containing or relating to allegations that, if proven true, would constitute a breach or failure of  any one or more of the representations, warranties, or covenants of the Seller made in or pursuant to this Agreement, (c) any and all obligations, debts or other liabilities of the Seller not assumed by the Buyer pursuant to this Agreement, or (d) any liability or obligation arising directly or indirectly out of any of the Purchased Assets due to circumstances arising prior to the Closing, the conduct of the Business prior to the Closing, or out of any act or omission of the Seller prior to the Closing, including, without limitation any federal, state or local taxes due with respect to the conduct of the Business prior to the Closing.  In the event that the Buyer has a claim for indemnification against the Seller pursuant to this Section 8.2, the Buyer shall be permitted to withhold the actual amount of such claim from the twenty-five thousand dollar ($25,000) cash payment otherwise to be made by the Buyer to the Seller pursuant to Section 2.1.3.  The Seller shall be notified of any such claim, action or demand and shall have the right, at the Seller’s own expense, to participate in the defense of any third party claim contemplated above with counsel of the Seller’s own choosing.  In the event that any third party claim contemplated above does not result in litigation or administrative action being commenced against the Buyer within six (6) months from the date such claim is initially received by the Buyer, then any monies withheld by the Buyer pursuant to this Section 8.2 shall be released to the Seller.

8.3           Indemnification by Buyer.  The Buyer shall indemnify and hold harmless the Seller and its officers, directors, employees, agents and stockholders from any and all costs, expenses, losses, damages and liabilities incurred or suffered by any of them (including, without limitation, reasonable attorneys’ fees, costs and expenses) resulting from or attributable to (a) the breach of any one or more of the representations, warranties, or covenants of the Seller made in or pursuant to this Agreement in any material respect, (b) any claims, demands, suits, investigations, proceedings or actions by any third party containing or relating to allegations that, if proven true, would constitute a breach or failure of  any one or more of the representations, warranties, or covenants of the Seller made in or pursuant to this Agreement, or (c) any liability or obligation arising directly or indirectly out of any of the Purchased Assets due to circumstances arising after the Closing, the conduct of the Business after the Closing, or out of any act or omission of the Buyer after the Closing, including, without limitation any federal, state or local taxes due with respect to the conduct of the Business after the Closing.  The Buyer shall be notified of any such claim, action or demand and shall have the right, at the Buyer’s own expense, to participate in the defense of any third party claim contemplated above with counsel of the Buyer’s own choosing.

ARTICLE IX

MISCELLANEOUS

9.1           Counterparts.  This Agreement may be executed in counterparts, each of which will be deemed to be an original but all of which together will constitute one and the same agreement.

9.2           Waivers.  Any failure by any of the parties to comply with any of the obligations, agreements or conditions set forth in this Agreement may be waived by the other party or parties, but any such waiver will not be deemed a waiver of any other obligation, agreement or condition contained herein.

9.3           Amendments, Supplements or Modifications.  Each of the parties agrees to cooperate in the effectuation of the transactions contemplated under this Agreement and to execute any and all additional documents to take such additional action as is reasonably necessary or appropriate for such purposes.

9.4           Entire Agreement.  This Agreement, including any certificate, schedule, exhibit or other document delivered pursuant to its terms as to certain matters specified therein, constitutes the entire agreement among the parties.  There are no verbal agreements, representations, warranties, undertakings or agreements between the parties, and this Agreement may not be amended or modified in any respect, except by a written instrument signed by the parties to this Agreement.

9.5           Governing Law.  This Agreement is to be governed by and construed in accordance with the internal laws of the state of New York.  The parties agree that any actions brought under this Agreement shall be brought only in the state and federal courts located in the state of New York and the parties hereby submit to the jurisdiction of such courts.

9.6           Expenses.  The parties shall be responsible for their own costs and expenses, including counsel fees, incurred in connection with the transactions contemplated by this Agreement.

IN WITNESS WHEREOF, the parties have duly executed this Agreement on the date first above written.

BUYER:

RADIOIO, INC.

By:        /s/ Zachary McAdoo
Name:  Zachary McAdoo
Title:    Chairman, President, Chief Executive
             Officer and Chief Financial Officer

SELLER:

CROWDSTREAM, INC.

By:        /s/ Christian Brucculeri
Name:  Christian Brucculeri
Title:    Chief Executive Officer and Treasurer